Exhibit 99.1

FERRARI RELEASES ITS 2023 ANNUAL REPORT AND
FILES ANNUAL REPORT ON FORM 20-F

Maranello (Italy), February 22, 2024 - Ferrari N.V. (NYSE/EXM: RACE) announced today that it has published its 2023 Annual Report and filed with the United States Securities and Exchange Commission its annual report on Form 20-F, including financial statements for the fiscal year ended December 31, 2023. The 2023 Sustainability Report is integrated in the 2023 Annual Report.

Ferrari’s 2023 Annual Report and annual report on Form 20-F are available under section Investors on Ferrari’s corporate website at https://www.ferrari.com/en-EN/corporate, where they can be viewed and downloaded1. Shareholders may request a hard copy of these materials, which include Ferrari’s audited financial statements, free of charge, through the contact below.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

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1 The 2023 Annual Report, including information concerning The Netherlands as Home Member State, and the annual report on Form 20-F are available on the Company’s corporate website (https://www.ferrari.com/en-EN/corporate) at https://www.ferrari.com/en-EN/corporate/financial-documents and at https://www.sec.gov/edgar/browse/?CIK=1648416&owner=include

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977